                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                               AMENDMENT NO. 6 TO
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         WESTPORT RESOURCES CORPORATION
                          (F/K/A BELCO OIL & GAS CORP.)

                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE

                         (Title of Class of Securities)

         961418100                                             077410108
       (CUSIP Number)                                      (Old CUSIP Number)



                                ROBERT A. BELFER
                          767 FIFTH AVENUE, 46TH FLOOR
                            NEW YORK, NEW YORK 10153
                                 (212) 644-2200

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 AUGUST 21, 2001

             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         Check the following box if a fee is being paid with this statement  [ ]

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act.

                         (Continued on following pages)

CUSIP NO.  961418100  (OLD CUSIP NO.  077410108)

         The total number of shares of common stock reported herein is 5,542,279 which constitutes 10.6% of the total number of shares outstanding. Ownership percentages set forth herein assume that at August 21, 2001 there were 52,058,665 shares of Common Stock (as defined herein) outstanding and 2,930,000 shares of Preferred Stock (as defined herein) outstanding and convertible into 1,208,625 shares of Common Stock, at a conversion rate of 0.4125 of a share of Common Stock per share of Preferred Stock.


--------------------------------------------------------------------------------

   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

         ROBERT A. BELFER
--------------------------------------------------------------------------------

   2     Check the appropriate box if a member of a group     (a) [X]
                                                              (b) [ ]
--------------------------------------------------------------------------------

   3     SEC use only
--------------------------------------------------------------------------------

   4     Source of Funds       PF
--------------------------------------------------------------------------------

   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------

   6     Citizenship or Place of Organization        NEW YORK, UNITED STATES
--------------------------------------------------------------------------------

                                    7   Sole Voting Power              2,409,568
  Number of Shares Beneficially     --------------------------------------------
     Owned by Each Reporting        8   Shared Voting Power            1,552,634
          Person With               --------------------------------------------
                                    9   Sole Dispositive Power         2,409,568
                                    --------------------------------------------
                                    10  Shared Dispositive Power       1,552,634
--------------------------------------------------------------------------------

  11     Aggregate Amount Beneficially Owned by each Reporting Person  3,962,202
--------------------------------------------------------------------------------

  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]
--------------------------------------------------------------------------------

  13     Percent of Class Represented by Amount in Row (11)            7.61%
--------------------------------------------------------------------------------

  14     Type of Reporting Person            IN
--------------------------------------------------------------------------------

CUSIP NO.  961418100  (OLD CUSIP NO.  077410108)

--------------------------------------------------------------------------------

   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

         RENEE E. BELFER
--------------------------------------------------------------------------------

   2     Check the appropriate box if a member of a group     (a) [X]
                                                              (b) [ ]
--------------------------------------------------------------------------------

   3     SEC use only
--------------------------------------------------------------------------------

   4     Source of Funds       PF
--------------------------------------------------------------------------------

   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------

   6     Citizenship or Place of Organization        NEW YORK, UNITED STATES
--------------------------------------------------------------------------------

                                    7   Sole Voting Power              1,164,735
  Number of Shares Beneficially     --------------------------------------------
     Owned by Each Reporting        8   Shared Voting Power              415,342
          Person With               --------------------------------------------
                                    9   Sole Dispositive Power         1,164,735
                                    --------------------------------------------
                                    10  Shared Dispositive Power         415,342
--------------------------------------------------------------------------------

  11     Aggregate Amount Beneficially Owned by each Reporting Person  1,580,077
--------------------------------------------------------------------------------

  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]
--------------------------------------------------------------------------------

  13     Percent of Class Represented by Amount in Row (11)            3.03%
--------------------------------------------------------------------------------

  14     Type of Reporting Person            IN
--------------------------------------------------------------------------------

CUSIP NO.  961418100  (OLD CUSIP NO.  077410108)

--------------------------------------------------------------------------------

   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

         BELFER CORP.
--------------------------------------------------------------------------------

   2     Check the appropriate box if a member of a group     (a) [X]
                                                              (b) [ ]
--------------------------------------------------------------------------------

   3     SEC use only
--------------------------------------------------------------------------------

   4     Source of Funds       WC
--------------------------------------------------------------------------------

   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------

   6     Citizenship or Place of Organization        DELAWARE, UNITED STATES
--------------------------------------------------------------------------------

                                    7  Sole Voting Power                 434,474
  Number of Shares Beneficially     --------------------------------------------
     Owned by Each Reporting        8  Shared Voting Power
           Person With              --------------------------------------------
                                    9  Sole Dispositive Power            434,474
                                    --------------------------------------------
                                    10 Shared Dispositive Power
--------------------------------------------------------------------------------

  11     Aggregate Amount Beneficially Owned by each Reporting Person    434,474
--------------------------------------------------------------------------------

  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]
--------------------------------------------------------------------------------

  13     Percent of Class Represented by Amount in Row (11)         LESS THAN 1%
--------------------------------------------------------------------------------

  14     Type of Reporting Person            CO
--------------------------------------------------------------------------------

CUSIP NO.  961418100  (OLD CUSIP NO.  077410108)

--------------------------------------------------------------------------------

   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

         ROBERT A. AND RENEE E. BELFER FAMILY FOUNDATION
--------------------------------------------------------------------------------

   2     Check the appropriate box if a member of a group     (a) [X]
                                                              (b) [ ]
--------------------------------------------------------------------------------

   3     SEC use only
--------------------------------------------------------------------------------

   4     Source of Funds       OO
--------------------------------------------------------------------------------

   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------

   6     Citizenship or Place of Organization        NEW YORK, UNITED STATES
--------------------------------------------------------------------------------

                                    7        Sole Voting Power           294,318
  Number of Shares Beneficially     --------------------------------------------
     Owned by Each Reporting.       8        Shared Voting Power
            Person With             --------------------------------------------
                                    9        Sole Dispositive Power      294,318
                                    --------------------------------------------
                                    10       Shared Dispositive Power
--------------------------------------------------------------------------------

  11     Aggregate Amount Beneficially Owned by each Reporting Person    294,318
--------------------------------------------------------------------------------

  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]
--------------------------------------------------------------------------------

  13     Percent of Class Represented by Amount in Row (11)         LESS THAN 1%
--------------------------------------------------------------------------------

  14     Type of Reporting Person            OO
--------------------------------------------------------------------------------

CUSIP NO.  961418100  (OLD CUSIP NO.  077410108)

--------------------------------------------------------------------------------

   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

         TRUST FOR THE BENEFIT OF ELIZABETH KONES BELFER (T-6)
--------------------------------------------------------------------------------

   2     Check the appropriate box if a member of a group     (a) [X]
                                                              (b) [ ]
--------------------------------------------------------------------------------

   3     SEC use only
--------------------------------------------------------------------------------

   4     Source of Funds       OO
--------------------------------------------------------------------------------

   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------

   6     Citizenship or Place of Organization        NEW YORK, UNITED STATES
--------------------------------------------------------------------------------
                                    7   Sole Voting Power                207,671
  Number of Shares Beneficially     --------------------------------------------
     Owned by Each Reporting        8   Shared Voting Power
           Person With              --------------------------------------------
                                    9   Sole Dispositive Power           207,671
                                    --------------------------------------------
                                    10  Shared Dispositive Power
--------------------------------------------------------------------------------

  11     Aggregate Amount Beneficially Owned by each Reporting Person    207,671
--------------------------------------------------------------------------------

  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]
--------------------------------------------------------------------------------

  13     Percent of Class Represented by Amount in Row (11)         LESS THAN 1%
--------------------------------------------------------------------------------

  14     Type of Reporting Person            OO
--------------------------------------------------------------------------------

CUSIP NO.  961418100  (OLD CUSIP NO.  077410108)

--------------------------------------------------------------------------------

   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

         TRUST FOR THE BENEFIT OF ELIZABETH KONES BELFER (T-7)
--------------------------------------------------------------------------------

   2     Check the appropriate box if a member of a group     (a) [X]
                                                              (b) [ ]
--------------------------------------------------------------------------------

   3     SEC use only
--------------------------------------------------------------------------------

   4     Source of Funds       OO
--------------------------------------------------------------------------------

   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------

   6     Citizenship or Place of Organization        NEW YORK, UNITED STATES
--------------------------------------------------------------------------------

                                    7   Sole Voting Power                207,671
  Number of Shares Beneficially     --------------------------------------------
     Owned by Each Reporting        8   Shared Voting Power
           Person With              --------------------------------------------
                                    9   Sole Dispositive Power           207,671
                                    --------------------------------------------
                                    10  Shared Dispositive Power
--------------------------------------------------------------------------------

  11     Aggregate Amount Beneficially Owned by each Reporting Person    207,671
--------------------------------------------------------------------------------

  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]
--------------------------------------------------------------------------------

  13     Percent of Class Represented by Amount in Row (11)         LESS THAN 1%
--------------------------------------------------------------------------------

  14     Type of Reporting Person            OO
--------------------------------------------------------------------------------

CUSIP NO.  961418100  (OLD CUSIP NO.  077410108)

--------------------------------------------------------------------------------

   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

         RENEE HOLDINGS PARTNERSHIP, L.P.
--------------------------------------------------------------------------------

   2     Check the appropriate box if a member of a group     (a) [X]
                                                              (b) [ ]
--------------------------------------------------------------------------------

   3     SEC use only
--------------------------------------------------------------------------------

   4     Source of Funds       WC
--------------------------------------------------------------------------------

   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------

   6     Citizenship or Place of Organization        NEW YORK, UNITED STATES
--------------------------------------------------------------------------------

                                    7        Sole Voting Power           558,283
  Number of Shares Beneficially     --------------------------------------------
     Owned by Each Reporting        8        Shared Voting Power
          Person With               --------------------------------------------
                                    9        Sole Dispositive Power      558,283
                                    --------------------------------------------
                                    10       Shared Dispositive Power
--------------------------------------------------------------------------------

  11     Aggregate Amount Beneficially Owned by each Reporting Person    558,283
--------------------------------------------------------------------------------

  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]
--------------------------------------------------------------------------------

  13     Percent of Class Represented by Amount in Row (11)            1.07%
--------------------------------------------------------------------------------

  14     Type of Reporting Person            PN
--------------------------------------------------------------------------------

CUSIP NO.  961418100  (OLD CUSIP NO.  077410108)

--------------------------------------------------------------------------------

   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

         A&B INVESTORS, INC.
--------------------------------------------------------------------------------

   2     Check the appropriate box if a member of a group     (a) [X]
                                                              (b) [ ]
--------------------------------------------------------------------------------

   3     SEC use only
--------------------------------------------------------------------------------

   4     Source of Funds       WC
--------------------------------------------------------------------------------

   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------

   6     Citizenship or Place of Organization        NEW YORK, UNITED STATES
--------------------------------------------------------------------------------

                                    7   Sole Voting Power                 57,750
  Number of Shares Beneficially     --------------------------------------------
     Owned by Each Reporting        8   Shared Voting Power
           Person With              --------------------------------------------
                                    9   Sole Dispositive Power            57,750
                                    --------------------------------------------
                                    10  Shared Dispositive Power
--------------------------------------------------------------------------------

  11     Aggregate Amount Beneficially Owned by each Reporting Person     57,750
--------------------------------------------------------------------------------

  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]
--------------------------------------------------------------------------------

  13     Percent of Class Represented by Amount in Row (11)         LESS THAN 1%
--------------------------------------------------------------------------------

  14     Type of Reporting Person            CO
--------------------------------------------------------------------------------

CUSIP NO.  961418100  (OLD CUSIP NO.  077410108)

--------------------------------------------------------------------------------

   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

         BELWEST PETROLEUM, INC.
--------------------------------------------------------------------------------

   2     Check the appropriate box if a member of a group     (a) [X]
                                                              (b) [ ]
--------------------------------------------------------------------------------

   3     SEC use only
--------------------------------------------------------------------------------

   4     Source of Funds       WC
--------------------------------------------------------------------------------

   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------

   6     Citizenship or Place of Organization        DELAWARE, UNITED STATES
--------------------------------------------------------------------------------
                                    7        Sole Voting Power
  Number of Shares Beneficially     --------------------------------------------
     Owned by Each Reporting        8        Shared Voting Power             136
           Person With              --------------------------------------------
                                    9        Sole Dispositive Power
                                    --------------------------------------------
                                    10       Shared Dispositive Power        136
--------------------------------------------------------------------------------

  11     Aggregate Amount Beneficially Owned by each Reporting Person        136
--------------------------------------------------------------------------------

  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]
--------------------------------------------------------------------------------

  13     Percent of Class Represented by Amount in Row (11)         LESS THAN 1%
--------------------------------------------------------------------------------

  14     Type of Reporting Person            CO
--------------------------------------------------------------------------------

CUSIP NO.  961418100  (OLD CUSIP NO.  077410108)


THIS AMENDMENT NO. 6 RELATES TO THE SCHEDULE 13D ORIGINALLY FILED ON BEHALF OF THE REPORTING PERSONS WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION") ON APRIL 8, 1996, AS AMENDED BY AMENDMENT NO. 1 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE COMMISSION ON APRIL 9, 1996, AMENDMENT NO. 2 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE COMMISSION ON JUNE 12, 1998, AMENDMENT NO. 3 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE COMMISSION ON NOVEMBER 2, 1999, AMENDMENT NO. 4 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE COMMISSION ON JUNE 15, 2001, AND AMENDMENT NO. 5 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE COMMISSION ON JUL 31, 2001. THE TEXT OF ITEMS 1, 2, 4, and 5 OF SAID SCHEDULE 13D ARE HEREBY AMENDED AS FOLLOWS:

ITEM 1.  SECURITY AND ISSUER.

         Item 1 is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

         This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), and the 6 1/2% convertible preferred stock, par value $0.01 per share (the "Preferred Stock"), of Westport Resources Corporation, a Nevada corporation (f/k/a Belco Oil & Gas Corp.) ("New Westport" or the "Issuer"). The principal executive offices of New Westport are located at 410 Seventeenth Street., Suite 2300, Denver, Colorado 80202.

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2(c) is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

         (a) Robert A. Belfer is a director of the Issuer, the President and sole director of BC, the President and sole director of BPI, the sole trustee of the Belfer Foundation, the President of A&B, and co-trustee of T-6 at the address listed in Item 1. Renee E. Belfer is not employed but serves as sole trustee of T-7.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         Item 4 is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

         The Issuer was organized as a Nevada corporation in January 1996 in connection with the combination (the "Combination") of certain oil and gas operations and assets (the "Combined Assets"), pursuant to that certain Exchange and Subscription Agreement and Plan of Reorganization dated as of January 1, 1996, by and among the Issuer and the owners of the Combined Assets. The Combined Assets were owned by (i) Belco Energy L.P., a Delaware limited partnership whose general partner and limited partners are members of the Robert
A. Belfer family and entities controlled by such family members and (ii) corporate affiliates whose capital stock is owned by the Robert A. Belfer Family. The Combination was effected on March 29, 1996 with the issuance of an aggregate of 25 million shares of Common Stock to the owners of the Combined Assets in exchange for such assets. The number of shares of Common Stock currently held by each of the Reporting Persons is set forth in Item 5(a).

         On August 21, 2001, Westport Resources Corporation, a Delaware corporation ("Westport") , was merged with and into the Issuer (the "Merger"), pursuant to an Agreement and Plan of Merger dated June 8, 2001 (the "Merger Agreement") between the Issuer and Westport, with the Issuer continuing as the surviving corporation and changing its name from Belco Oil & Gas Corp. to "Westport Resources Corporation." In connection with the execution of the Merger Agreement, the Reporting Persons, together with certain other shareholders of the Issuer, entered into an Amended and Restated Shareholders Agreement dated June 8, 2001, among Westport, the Issuer, ERI Investments, Inc., a Delaware corporation ("ERI"), Westport Energy LLC, a Delaware limited liability company ("WELLC"), and certain other shareholders of the Issuer (the "Initial Shareholders Agreement"). On July 20, 2001, Westport, the Issuer, ERI, WELLC and certain other shareholders of the Issuer entered into a Second Amended and Restated Shareholders Agreement (the "Shareholders Agreement") which supersedes the Initial Shareholders Agreement. The effective date of the Shareholders Agreement is August 21, 2001.

CUSIP NO.  961418100  (OLD CUSIP NO.  077410108)


         The Common Stock and Preferred Stock held by Mr. Belfer and the other Reporting Persons is held for investment purposes. Mr. Belfer and the other Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on the price of the Common Stock and the Preferred Stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, general stock market and economic conditions, tax considerations and other factors deemed relevant, the Reporting Persons may acquire or dispose of Common Stock or Preferred Stock in the open market or in privately negotiated transactions. Any such acquisition will be for the account of the Reporting Person making such acquisition and will be made with personal or corporate funds of such Reporting Person. The Reporting Persons may, from time to time, transfer Common Stock or Preferred Stock by gift or other similar disposition to third parties.

         Since the filing of Amendment No. 5 to the statement on Schedule 13D, there have been no dispositions of securities of the Issuer.

         The Shareholders Agreement (the terms of which are hereby incorporated by reference) provides, among other things, that each of ERI and WELLC shall have the right to nominate three persons for election to the board of directors of the surviving corporation and that the Reporting Persons, together with certain other shareholders named therein, shall have the right to nominate two persons for election to the board of directors of the surviving corporation. The Shareholders Agreement requires the parties thereto to vote their shares of common stock in the surviving corporation in favor of each other party's nominees for such time as the respective parties to the Shareholders Agreement have the right to nominate persons for election to the board of directors. On August 21, 2001, Mr. Belfer and Laurence D. Belfer, along with nine individuals who served on the board of directors of Westport prior to the Merger were elected to serve on the board of directors of New Westport. The Shareholders Agreement also provides each of ERI, WELLC and the Reporting Persons, together with certain other shareholders named therein, with registration rights for each such person's shares of common stock of the surviving corporation.

         Mr. Belfer, Renee E. Belfer, BC, Renee Holdings, the Belfer Foundation and T-6 entered into a voting agreement dated June 8, 2001, with Westport and the Issuer (the "Belco Voting Agreement"). In addition to the Belco Voting Agreement, Westport and the Issuer entered into a voting agreement dated June 8, 2001, among Westport, the Issuer, ERI and WELLC (the "Westport Voting Agreement").

         The descriptions of the Merger Agreement, the Shareholders Agreement, the Belco Voting Agreement and the Westport Voting Agreement contained herein are qualified in their entirety by reference to the applicable agreements, which are attached hereto as Exhibits 10.1, 10.2, 10.3 and 10.4, respectively.

         Except as set forth in this Item 4, none of the Reporting Persons has any plans or proposals that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 to Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5(a) is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

         (a)      (i)      ROBERT A. BELFER.  Mr. Belfer owns 2,407,093 shares
                           (4.62%) of Common Stock and 6,000 shares of Preferred
                           Stock convertible into 2,475 shares of Common Stock for a total of 2,409,568 shares (4.63%) of Common
                           Stock. By virtue of being the sole executive officer and director of BC and BPI, Donor Trustee of the Belfer Foundation, 50% owner of A&B, co-trustee of T-6 and general partner of Renee Holdings, Mr. Belfer may be deemed to share voting and dispositive powers with respect to those shares held by BC, BPI, the Belfer Foundation, A&B and the Trusts of which he is trustee or co-trustee, representing an aggregate of 1,343,084 shares (2.57%) of Common Stock and 508,000 shares of Preferred Stock convertible into 209,550
                           shares of Common Stock for a total of 1,552,634 shares (2.98%) of Common Stock.

                  (ii) RENEE E. BELFER. Renee E. Belfer owns 1,157,310 shares (2.22%) of Common Stock and 18,000 shares of Preferred Stock convertible into 7,425 shares of Common Stock for a total of

CUSIP NO.  961418100  (OLD CUSIP NO.  077410108)


                           1,164,735 shares (2.23%) of Common Stock. By virtue of being co-trustee of T-6 and sole trustee of T-7, Renee E. Belfer may be deemed to share voting and dispositive power with respect to the shares of Common Stock held by T-6 and T-7, representing an aggregate of 415,342 shares (less than 1%) of Common Stock.

                  (iii) BC. BC owns 348,674 shares (less than 1%) of Common Stock and 208,000 shares of Preferred Stock convertible into 85,800 shares of Common Stock for a total of 434,474 shares (less than 1%) of Common Stock.

                  (iv)     BPI.  BPI owns 136 shares (less than 1%) of Common
                           Stock.

                  (v) BELFER FOUNDATION. Belfer Foundation owns 294,318 shares (less than 1%) of Common Stock.

                  (vi) A&B. A&B owns 140,000 shares of Preferred Stock convertible into 57,750 shares (less than 1%) of Common Stock.

                  (vii) T-6. T-6 owns 207,671 shares (less than 1%) of Common Stock.

                  (viii) T-7. T-7 owns 207,671 shares (less than 1%) of Common Stock.

                  (ix) RENEE HOLDINGS. Renee Holdings owns 492,283 shares (less than 1%) of Common Stock and 160,000 shares of Preferred Stock convertible into 66,000 shares of Common Stock for a total of 558,283 shares (1.07%) of Common Stock.

CUSIP NO.  961418100  (OLD CUSIP NO.  077410108)


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

August, 30 2001

                                    ROBERT A. BELFER

                                    By: /s/ Robert A. Belfer
                                       --------------------------------------
                                    Name: Robert A. Belfer


                                    RENEE E. BELFER

                                    By: /s/ Renee E. Belfer
                                       --------------------------------------
                                    Name: Renee E. Belfer


                                    BELFER CORP.

                                    By:  /s/ Robert A. Belfer
                                       --------------------------------------
                                    Name: Robert A. Belfer
                                    Title: President


                                    THE ROBERT A. AND RENEE E. BELFER FAMILY
                                    FOUNDATION

                                    By:  /s/ Robert A. Belfer
                                       --------------------------------------
                                    Name: Robert A. Belfer
                                    Title: Trustee


                                    TRUST FOR THE BENEFIT OF
                                    ELIZABETH KONES BELFER (T-6)

                                    By: /s/ Robert A. Belfer
                                       --------------------------------------
                                    Name: Robert A. Belfer
                                    Title: Trustee


                                    By:  /s/ Renee E. Belfer
                                       --------------------------------------
                                    Name: Renee E. Belfer
                                    Title: Trustee

CUSIP NO.  961418100  (OLD CUSIP NO.  077410108)



                                    TRUST FOR THE BENEFIT OF
                                    ELIZABETH KONES BELFER (T-7)


                                    By: /s/ Renee E. Belfer
                                       --------------------------------------
                                    Name: Renee E. Belfer
                                    Title: Trustee


                                    RENEE HOLDINGS PARTNERSHIP, L.P.


                                    By: /s/ Robert A. Belfer
                                       --------------------------------------
                                    Name: Robert A. Belfer
                                    Title: General Partner


                                    A&B INVESTORS, INC.

                                    By: /s/ Robert A. Belfer
                                       --------------------------------------
                                    Name: Robert A. Belfer
                                    Title: President


                                    BELWEST PETROLEUM, INC.

                                    By:  /s/ Robert A. Belfer
                                       --------------------------------------
                                    Name: Robert A. Belfer
                                    Title: President

CUSIP NO.  961418100  (OLD CUSIP NO.  077410108)


                                  EXHIBIT INDEX

Exhibit 10.1: Agreement and Plan of Merger, dated June 8, 2001 between Belco Oil & Gas Corp. and Westport Resources Corporation (Incorporated by reference from Exhibit 2.1 to the Issuer's Current Report on Form 8-K, filed June 14, 2001).

Exhibit 10.2: Second Amended and Restated Shareholders Agreement, dated July 20, 2001, among Westport Resources Corporation, Belco Oil & Gas Corp., ERI Investments, Inc., Westport Energy LLC and certain Stockholders named therein (Incorporated by reference from Exhibit 10.2 to Amendment 5 to Schedule 13D filed on behalf of Robert A. Belfer on July 31, 2001).

Exhibit 10.3:     Belco Voting Agreement, dated June 8, 2001, among
                  Westport Resources Corporation, Belco Oil & Gas Corp. and certain shareholders set forth on Schedule A thereto (Incorporated by reference from Exhibit 2.3 to the Issuer's Current Report on Form 8-K, filed June 14, 2001).

Exhibit 10.4: Westport Voting Agreement, dated June 8, 2001, among Westport Resources Corporation, Belco Oil & Gas Corp., ERI Investments, Inc. and Westport Energy LLC (Incorporated by reference from
                  Exhibit 2.2 to the Issuer's Current Report on Form 8-K, filed June 14, 2001).

Exhibit 99.1*:    Joint Filing Statement.





------------------

    *  Previously filed.





                                       E-1